1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number	Page
1.1	Announcement of 2004 Interim Results

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2003. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

the effect of competition on the demand for and price of our services;

changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

our ability to obtain adequate financing on acceptable terms;

the adequacy of currently available spectrum or the availability of additional spectrum;

the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

our ability to develop or obtain new technology and related applications; and

the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: August 19, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

3

Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT OF 2004 INTERIM RESULTS

Sustained favourable business growth of 21 subsidiaries

• Turnover reached RMB86.4 billion, up by 12.7%	• Net profit of RMB18.8 billion, up by 7.8%

• EBITDA of RMB49.3 billion, up by 9.2%	• Total subscribers reached 158.6 million, up by 17.02 million

• Sustained high EBITDA margin of 57.1%

Successfully completed acquisition. Reforms to newly acquired subsidiaries have enhanced performance

• Turnover reached RMB11.7 billion, up by 14.5%	• Net profit of RMB1.6 billion, up by 50.9%

• EBITDA of RMB5.8 billion, up by 22.9%	• Total subscribers reached 26.83 million, up by 2.33 million

• EBITDA margin of 49.7%, up by 3.4 percentage points

Chairman’s statement

Dear Shareholders,

Pursuing its complementary development strategies of organic and external growth, in 2004 the Company successfully completed its acquisition of the mobile telecommunications companies in Inner Mongolia and nine other provinces and other telecommunications assets in Mainland China, thereby becoming the first overseas-listed PRC telecommunications company operating in all thirty-one provinces, autonomous regions and municipalities in Mainland China. By leveraging its premium and efficient network and significant brand advantages, refining its management methods, adopting effective marketing strategies, and delivering personalised services that maintained a high level of customer satisfaction, the Group made encouraging progress developing its business, recorded robust subscriber growth, and sustained the relatively rapid rate of growth of operating revenue and further consolidated its financial position. The Group thereby further secured its position as the industry leader in Mainland China’s mobile telecommunications industry.

The Group recorded sound financial results in the first half of 2004. In the first six months of 2004, excluding the ten mobile telecommunications companies and other telecommunications assets recently acquired, the Group’s operating revenue reached RMB86,420 million, representing an increase of 12.7 per cent. over the same period in the 2003 financial year. EBITDA reached RMB49,339 million, representing an increase of 9.2 per cent. over the same period last year. EBITDA margin was maintained at a relatively high 57.1 per cent. Net profit reached RMB18,828 million, representing an increase of 7.8 per cent. from the same period in 2003, and the Group’s earnings per share was RMB0.96, representing an increase of 7.8 per cent. compared with the same period in the prior year. During the first half of 2004, Moody’s revised the Company’s corporate credit rating upward to ``A3/Positive Outlook”. Standard and Poor’s also revised the Company’s corporate credit rating upward to ``BBB+/Positive Outlook”. These upward ratings revisions may be seen as the capital markets’ tacit recognition of the Group’s solid financial fundamentals.

On 1 July 2004, the Company successfully completed its acquisition of the mobile telecommunications companies in Inner Mongolia and nine other provinces and other telecommunications assets in Mainland China. The completion of this strategic acquisition extended the Group’s network coverage to all provinces, autonomous regions and municipalities across the whole of Mainland China. After the acquisition, the Group’s management structure was further rationalized and refined, thereby enhancing management and operational efficiency. The acquisition involved the restructuring and management reform of the target companies, which included the implementation of measures to standardize their operations, refine their comprehensive budget control systems, supplement their performance appraisal systems and reform their human resources management and procedures, to accelerate the integration of these newly-acquired companies into the Group and improve the Group’s overall profitability. As at the end of June 2004, the subscriber base of the newly acquired companies reached 26.831 million, representing a net increase of 2.334 million subscribers from the end of 2003. The operating revenue of the newly acquired companies reached RMB11,729 million, representing an increase of 14.5 per cent. over the same period in the 2003 financial year. EBITDA reached RMB5,829 million, representing an increase of 22.9 per cent. over the same period last year. EBITDA margin reached 49.7 per cent., representing an increase over the same period last year of 3.4 percentage points. Net profit reached RMB1,587 million, representing an increase of 50.9 per cent. from the same period in 2003. These financial results reflect a confluence of strategic synergies.

During the first half of 2004, the Group adopted rational strategies to respond to intensifying competition in the Chinese telecommunications market, which led to sustained favourable subscriber growth and effectively boosted voice usage through the leveraging of price elasticity and the proactive development of new businesses, thereby achieving relatively stable average revenue per user per month (ARPU) and favourable operational performance. As at 30 June 2004, the Group’s mobile subscriber base reached 158.637 million, representing a net increase of 17.021 million subscribers when compared to that as at the end of 2003. Taking into account the mobile subscribers of its 10 newly acquired mobile telecommunications companies, the Group’s total mobile subscriber base reached 185.468 million, representing a net increase of 19.355 million subscribers when compared to that as at the end of 2003. The Group’s new businesses have been popular and their growth momentum has continued. Total revenue from new businesses reached RMB11,105 million, representing 12.9 per cent. of the total operating revenue of the Group for the first half of 2004, and has significantly contributed to total revenue.

During the first half of 2004, the Group continued its brand enhancement and clarification initiatives, targeting identified customer segments with differentiated brand offerings to boost sales. The Group further consolidated its customer services and sales channels, while expanding its offerings of personalised services, thereby maintaining a high level of customer satisfaction. The Group’s new businesses have shown an encouraging growth trend, with the popular “Short Message Service”, or “SMS”, maintaining stable growth, and other new businesses, such as “Color Ring” and WAP, recording impressive growth. Additionally, the Group continued to cooperate with industry participants, including terminal manufacturers, terminal sales channels and service providers, to foster an innovative collaborative business model, promoting custom made terminals with factory configured settings specific to the Group’s services. The “Xinji” (“handsets that make your heart contented”) marketing campaign’s favourable sales results have reaffirmed the Group’s leading position in the value chain of new businesses for mobile telecommunications. Moreover, as at the end of June 2004, the Group’s global roaming services covered 176 countries and regions and the Group established GPRS and Multimedia Messaging Services connections with a large number of overseas operators. The strength of these wide-ranging global affiliations gives the Group an advantage over its peers.

The Group boasts a premium, efficient and contiguous all-digital GSM network, with a footprint covering the whole of Mainland China, which is the Group’s important advantage over its industry peers. In the first half of 2004, the Group’s various network performance indicators continued to show excellent results. Its advanced and efficient network operations and maintenance support systems have brought about the realisation of a centralised monitoring and network capacity early notification system, which facilitates the real-time monitoring and control of the entire network while ensuring optimal network quality, thereby helping to keep the Group ahead of its competitors. To better accommodate rapid business growth and increased voice usage volume, the Group emphasised network construction and optimization and the use of promotions and marketing initiatives to channel voice usage volume to alleviate pressure on its network resources during peak hours. The Group concurrently rationalized its existing network resources, implementing proactive measures to improve network utilization. Given the continued expansion of its businesses, the demands on the Group’s network resources continue to increase. Appraising the growing market demand for telecommunications services, the Group will increase timely its capital expenditures, as management deems appropriate, to sustain optimal network performance and ensure that quality of service is kept to the Group’s high standard, to provide a solid foundation for future development.

The Group recognizes the importance of employing effective management and performance incentive mechanisms. During the first half of 2004, the Group further refined its comprehensive budget control and performance appraisal systems. Concurrently, the Group implemented measures to more fully cultivate its human resources and improve overall competitiveness. As a publicly listed company, the Company has always focused on effective corporate governance, emphasizing orderly operations and thorough internal audits. In the first six months of 2004, the Company continued to upgrade and refine the internal audit controls of its provincial operators and implement timely, appropriate and rigorous information disclosure procedures for the newly acquired companies, to ensure the Company’s truthful, accurate and timely disclosure of information.

Since its establishment, the Group has always recognized its responsibility to the community and has participated in various social services. The Group continued to participate in several charities, including the “every donation shows a caring heart” 8858 charitable donation program, and provided and maintained a technical platform for its SMS-based donation channel. From the end of July 2004, the Group additionally participated in the “Lifeline Express” SMS-based charitable donation service, a mobile hospital established by Hong Kong parties to provide ophthalmologic services to patients residing in the poorest areas of Mainland China. By providing this platform, the donation channels available to “Lifeline Express” were substantially broadened.

The Company’s outstanding performance has been widely recognized. In the first half of 2004, as in past periods, the Company received a number of prestigious and important acknowledgements, including being selected by the Financial Times as one of the “Global 500 Largest Companies”, ranking number 67 therein; being selected, for the first time, by Business Week as one of its “Global 1,000 Most Valuable Companies”, ranking the highest among the Chinese companies appearing in that list; and being once again selected by Business Week as one of its “Info Tech 100” companies.

The Company holds in highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. Having taken into account various relevant factors, including the Company’s sustained sound corporate fundamentals, the Board has resolved to pay an interim dividend, in the amount of HK$0.20 per share, for the year 2004, representing an increase of 25 per cent. over the interim dividend for the year 2003. The full year’s dividends for the 2004 financial year will be determined by the Board following a review of the Company’s full-year annual results and will take into account such factors as future business development and the financial and cash flow position of the Company. The Board considers that the Company’s strong free cash flow is capable of supporting the investments required to maintain the stable growth of the Company, while also providing shareholders with a favourable cash return. The Company will continue its efforts to achieve a sustainable and steadily increasing dividend over the longer term, with a view to generating the best possible return for shareholders.

The strong and enduring growth of China’s domestic economy and ever-increasing consumer purchasing power provides tremendous development opportunities for the Group. Furthermore, the Management believes that the further implementation of domestic reforms in Mainland China will, over time, result in a more fair and open telecommunications market and a more transparent regulatory environment. In such a market, the Company will continue to adhere to the principle of “win-win” competition, promoting orderly and rational competition and striving to foster a healthy environment for further industry development. This will better serve the long-term interests of consumers, companies and investors.

Following the completion of its recent acquisition, the coverage of the Group’s telecommunications network extended to all the provinces in Mainland China and its footprint covered a population of some 1.3 billion. This provides the Group with tremendous market potential. In July of this year, the Group was made an official mobile telecommunications services partner for the Beijing 2008 Olympics. Looking ahead, the Company’s portfolio is filled with opportunities, but at the same time, we face competitive challenges. The Company will unswervingly pursue its developmental strategies and adhere to the philosophy that the Company’s Management must always be candid, receptive, innovative and resolute. The Company will also proactively leverage its tremendous advantages of scale, implement refined management methods, optimize resource allocation and realize synergies through the integration of its 31 operating subsidiaries. The Group will consistently focus on its core mobile telecommunications business, consolidate its brand advantages, pioneer new businesses, actively monitor developments in 3G mobile telecommunications technologies, and continue to enhance its competitiveness. The Group will strive to develop in a comprehensive, balanced and sustainable manner, so as to provide an even better return for its shareholders and investors.

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 18 August 2004

Unaudited consolidated income statement

for the six months ended 30 June 2004

(Expressed in Renminbi)

			Six months ended 30 June
			2004	2003
	Note		RMB million	RMB million
Operating revenue (Turnover)	3
Usage fees			59,284	54,528
Monthly fees			11,253	10,075
Other operating revenue	4		15,883	12,054

			86,420	76,657

Operating expenses
Leased lines			2,030	2,655
Interconnection			6,430	7,510
Depreciation			20,160	16,907
Personnel			4,307	3,900
Other operating expenses			25,816	18,488

			58,743	49,460

Profit from operations			27,677	27,197

Amortisation of goodwill			(929)	(936)

Other net income			1,502	1,097

Non-operating net income			261	222

Interest income			480	325

Finance costs			(803)	(1,088)

Profit from ordinary activities before taxation	5		28,188	26,817

Taxation	6		(9,359)	(9,355)

Profit from ordinary activities after taxation			18,829	17,462

Minority interests			(1)	7

Profit attributable to shareholders			18,828	17,469

Earnings per share — Basic	8	(a)	RMB96 cents	RMB89 cents

Earnings per share — Diluted	8	(b)	RMB96 cents	RMB89 cents

Dividend per share	7	(a)	HK$0.20	HK$0.16

EBITDA (RMB million)			49,339	45,201

Unaudited consolidated statement of changes in equity

for the six months ended 30 June 2004

(Expressed in Renminbi)

	Share capital	Share premium	Capital reserve	General reserve	PRC statutory reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2004	2,099	374,579	(295,665)	72	32,686	85,032	198,803
Shares issued under share option scheme (note 16)	—	8	—	—	—	—	8
Dividend approved and paid during the period (note 7(b))	—	—	—	—	—	(4,174)	(4,174)
Net profit for the period	—	—	—	—	—	18,828	18,828

At 30 June 2004	2,099	374,587	(295,665)	72	32,686	99,686	213,465

	Share capital	Share premium	Capital reserve	General reserve	PRC statutory reserves	Retained profits	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2003	2,099	374,579	(295,665)	72	24,714	67,466	173,265
Dividend approved and paid during the period (note 7(b))	—	—	—	—	—	(6,679)	(6,679)
Net profit for the period	—	—	—	—	—	17,469	17,469

At 30 June 2003	2,099	374,579	(295,665)	72	24,714	78,256	184,055

Unaudited consolidated balance sheet

at 30 June 2004

(Expressed in Renminbi)

		Unaudited	Audited
		At 30 June 2004	At 31 December 2003
	Note	RMB million	RMB million
Non-current assets
Fixed assets		169,902	171,604
Construction in progress		29,363	28,370
Goodwill		33,444	34,373
Interest in associates		—	16
Investment securities		77	77
Deferred tax assets		4,569	3,263
Deferred expenses		119	143

		237,474	237,846

Current assets
Inventories		2,345	2,050
Amount due from ultimate holding company	9	879	762
Accounts receivable	11	6,249	6,116
Other receivables	12	1,938	1,787
Prepayments and other current assets		2,303	2,128
Tax recoverable		8	258
Deposits with banks		26,777	17,227
Cash and cash equivalents	13	46,961	39,129

		87,460	69,457

Current liabilities
Bank loans and other interest-bearing borrowings	14	(7,253)	(13,090)
Bills payable		(2,065)	(2,059)
Current instalments of obligations under finance leases		(68)	(68)
Current portion of deferred revenue		(9,135)	(9,476)
Amount due to ultimate holding company	9	(1,069)	(1,352)
Amount due to immediate holding company	10	(236)	(47)
Accounts payable	15	(25,875)	(25,225)
Accrued expenses and other payables		(29,886)	(22,317)
Tax payable		(6,025)	(4,516)

		(81,612)	(78,150)

Net current assets/(liabilities)		5,848	(8,693)

Total assets less current liabilities		243,322	229,153

Non-current liabilities
Bank loans and other interest-bearing borrowings	14	(19,003)	(19,407)
Amount due to immediate holding company	10	(9,976)	(9,976)
Deferred revenue, excluding current portion		(597)	(688)
Deferred tax liabilities		(98)	(97)

		(29,674)	(30,168)

Minority interests		(183)	(182)

NET ASSETS		213,465	198,803

CAPITAL AND RESERVES
Share capital	16	2,099	2,099
Reserves		211,366	196,704

		213,465	198,803

Unaudited condensed consolidated cash flow statement

for the six months ended 30 June 2004

(Expressed in Renminbi)

	Six months ended 30 June
	2004	2003
	RMB million	RMB million
Net cash from operating activities	51,560	41,595

Net cash used in investing activities	(32,617)	(16,605)

Net cash used in financing activities	(11,111)	(11,275)

Net increase in cash and cash equivalents	7,832	13,715

Cash and cash equivalents at 1 January	39,129	32,575

Cash and cash equivalents at 30 June	46,961	46,290

Analysis of the balances of cash and cash equivalents

Deposits with banks maturing within three months when placed	10,965	7,329

Cash and bank balances	35,996	38,961

	46,961	46,290

Notes to the unaudited interim financial statements

(Expressed in Renminbi)

1.	Basis of preparation

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 “Interim financial reporting” issued by the Hong Kong Society of Accountants (“HKSA”).

The interim results are unaudited, but have been reviewed by the Audit Committee of China Mobile (Hong Kong) Limited (the “Company”) and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the HKSA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The unaudited consolidated financial information for the six months ended 30 June 2004 and 2003 includes the financial information of the Company and its major subsidiaries, Guangdong Mobile Communication Company Limited, Zhejiang Mobile Communication Company Limited, Jiangsu Mobile Communication Company Limited, Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited, Hainan Mobile Communication Company Limited, Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited (“Hebei Mobile”), Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited, Guangxi Mobile Communication Company Limited, Anhui Mobile Communication Company Limited (“Anhui Mobile”), Jiangxi Mobile Communication Company Limited (“Jiangxi Mobile”), Chongqing Mobile Communication Company Limited (“Chongqing Mobile”), Sichuan Mobile Communication Company Limited (“Sichuan Mobile”), Hubei Mobile Communication Company Limited (“Hubei Mobile”), Hunan Mobile Communication Company Limited (“Hunan Mobile”), Shaanxi Mobile Communication Company Limited (“Shaanxi Mobile”), Shanxi Mobile Communication Company Limited (“Shanxi Mobile”), China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited, Aspire Information Network (Shenzhen) Limited and Aspire Technologies (Shenzhen) Limited, (the “Group”), for the six months ended 30 June 2004 and 2003.

The financial information relating to the financial year ended 31 December 2003 included in the interim financial statements does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 18 March 2004.

2.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group’s operating activities are carried out in the People’s Republic of China (the “PRC”) and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside the Group’s mobile telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

3.	Turnover

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3 to 3.3 per cent. of the corresponding revenue.

4.	Other operating revenue

Other operating revenue mainly represents charges for wireless data and value-added services, roaming in fees and interconnection revenue. Roaming in fees are received from China Mobile Communications Corporation (“China Mobile”) in respect of calls made by non-subscribers using the Group’s mobile telecommunications networks.

5.	Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June
	2004	2003
	RMB million	RMB million
Interest on borrowings	803	1,088
Depreciation	20,160	16,907
Amortisation of goodwill	929	936
Amortisation of deferred expenses	24	24
Operating lease charges in respect of
— properties	1,044	779
— leased lines	2,030	2,655
— others	330	259
Contributions to defined contribution plans	297	232
Provision for doubtful accounts	1,116	1,104

6.	Taxation

	Six months ended 30 June
	2004	2003
	RMB million	RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the period	10,677	10,001
Over-provision in respect of PRC enterprise income tax for prior period	(13)	(211)

	10,664	9,790
Deferred tax
Origination and reversal of temporary differences	(1,305)	(435)

	9,359	9,355

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the six months ended 30 June 2004 and 2003.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2004 and 2003, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

7.	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2004	2003
	RMB million	RMB million
Interim dividend proposed after the balance sheet date of HK$0.20 (equivalent to approximately RMB0.21) ((2003: HK$0.16) (equivalent to approximately RMB0.17)) per share	4,174	3,339

The interim dividend proposed after the interim period has not been recognised as a liability at the interim period end.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2004	2003
	RMB million	RMB million
Final dividend in respect of the previous financial year, approved and paid during the period, of HK$0.20 (equivalent to approximately RMB0.21) ((2003: HK$0.32) (equivalent to approximately RMB0.34)) per share	4,174	6,679

8.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2004 is based on the profit attributable to shareholders of RMB18,828,000,000 (2003: RMB17,469,000,000) and the weighted average number of 19,671,945,594 shares (2003: 19,671,653,899 shares) in issue during the six months ended 30 June 2004.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2004 is based on the adjusted profit attributable to shareholders of RMB18,892,000,000 (2003: RMB17,532,000,000), after adding back the interest expense on the convertible notes and the weighted average number of 19,769,422,701 shares (2003: 19,762,808,929 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

(c)	Reconciliation

	Six months ended 30 June
	2004	2003
	RMB million	RMB million
Profit attributable to shareholders used in calculating basic earnings per share	18,828	17,469
Interest expense on the convertible notes	64	63

Profit attributable to shareholders used in calculating diluted earnings per share	18,892	17,532

	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	19,671,945,594	19,671,653,899
Deemed issue of ordinary shares for no consideration	97,477,107	91,155,030

Weighted average number of ordinary shares used in calculating diluted earnings per share	19,769,422,701	19,762,808,929

9.	Amount due from/to ultimate holding company

Amount due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see note 17).

10.	Amount due to immediate holding company

At 30 June 2004, amount due to immediate holding company included in non-current liabilities represented the balance of the purchase consideration for acquisition of subsidiaries on 1 July 2002, which is unsecured, bears interest at the rate of two year US dollar LIBOR swap rate per annum (at 30 June 2004: 2.988 per cent. per annum and at 31 December 2003: 3.801 per cent. per annum) and is not expected to be settled within one year. The balance is due on 1 July 2017 and is subordinated to other senior debts owed by the Company from time to time including the fixed rate notes and convertible notes. The Company may make early payment of all or part of the balance at any time before the date without penalty.

The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

11.	Accounts receivable

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

	Unaudited At 30 June 2004	Audited At 31 December 2003
	RMB million	RMB million
Within 30 days	5,190	5,121
31—60 days	600	545
61—90 days	459	450

	6,249	6,116

Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

12.	Other receivables

Included in other receivables as at 30 June 2004 are amounts due from the PRC fixed line telephone services providers totalling RMB65,000,000 (at 31 December 2003: RMB53,000,000), representing primarily revenue collected on behalf of the Group. These balances are unsecured, non-interest bearing and repayable within one year.

13.	Cash and cash equivalents

	Unaudited At 30 June 2004	Audited At 31 December 2003
	RMB million	RMB million
Deposits with banks	10,965	5,696
Cash at banks and in hand	35,996	33,433

	46,961	39,129

14.	Bank loans and other interest-bearing borrowings

		Unaudited At 30 June 2004			Audited At 31 December 2003
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Bank loans	893	291	1,184	1,853	672	2,525
Other loans	1,394	—	1,394	6,253	—	6,253
Fixed rate notes	4,966	—	4,966	4,984	—	4,984
Convertible notes	—	5,712	5,712	—	5,735	5,735
Bonds	—	13,000	13,000	—	13,000	13,000

	7,253	19,003	26,256	13,090	19,407	32,497

Other loans include designated loans borrowed from China Mobile, the ultimate holding company, totalling RMB1,394,000,000 (at 31 December 2003: RMB6,170,000,000), which bear interest at the rate of 3.57 per cent. (at 31 December 2003: 3.57 per cent.) per annum with maturities in 2004.

15.	Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses. Included in accounts payable as at 30 June 2004 are amounts due to the PRC fixed line telephone services providers totalling RMB2,180,000,000 (at 31 December 2003: RMB1,796,000,000), representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable is as follows:

	Unaudited At 30 June 2004	Audited At 31 December 2003
	RMB million	RMB million
Amounts payable in the next:
1 month or on demand	15,174	14,066
2—3 months	2,392	3,348
4—6 months	3,518	2,198
7—9 months	1,442	1,966
10—12 months	3,349	3,647

	25,875	25,225

16.	Share capital

	No. of shares	HK$ million	Equivalent RMB million
Issued and fully paid:
At 1 January 2004	19,671,653,899	1,967	2,099
Shares issued under share option scheme	344,500	—	—

At 30 June 2004	19,671,998,399	1,967	2,099

At 30 June 2004, the outstanding options were as follows:

Date of options granted	Normal period during which options are exercisable	Price per share to be paid on exercise of options	No. of shares involved in the options outstanding at the period end
26 November 1999	26 November 1999 to 7 October 2007	HK$33.91	3,500,000

26 November 1999	26 November 2002 to 7 October 2007	HK$33.91	3,500,000

25 April 2000	25 April 2002 to 7 October 2007	HK$45.04	14,444,000

25 April 2000	25 April 2005 to 7 October 2007	HK$45.04	14,444,000

22 June 2001	22 June 2003 to 7 October 2007	HK$32.10	36,648,500

22 June 2001	22 June 2006 to 7 October 2007	HK$32.10	36,648,500

3 July 2002	3 July 2004 to 2 July 2012	HK$22.85	73,674,000

3 July 2002	3 July 2007 to 2 July 2012	HK$22.85	73,674,000

			256,533,000

No options had been granted to the Company’s directors and other employees of the Group during the six months ended 30 June 2004. Share options involving a total number of 2,086,500 ordinary shares previously granted to certain employees of the Group were lapsed during the period.

None of the directors of the Company exercised their options to subscribe for shares of the Company during the six months ended 30 June 2004. Share options involving a total number of 344,500 ordinary shares previously granted to certain employees of the Group were exercised during the period.

Details of share options exercised during the period

Period during which options were exercised	Exercise price	Weighted average closing price per share immediately before dates of exercise of options	Proceeds received	Number of shares involved in the options
	HK$	HK$	HK$
7 January 2004 to 7 April 2004	22.85	25.54	7,871,825	344,500

17.	Related party transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has also significant transactions with China Mobile (the Company’s ultimate holding company) and its subsidiaries, other than the Group, (the “China Mobile Group”). The following is a summary of principal related party transactions carried out by the Group with China Mobile Group for the six months ended 30 June 2004 and 2003.

			Six months ended 30 June
			2004	2003
	Note		RMB million	RMB million
Interconnection revenue	(i	)	2,438	4,350
Interconnection charges	(ii	)	2,117	4,515
Leased line charges	(iii	)	132	288
Spectrum fees	(iv	)	303	277
Operating lease charges	(v	)	121	109
Roaming billing processing fees	(vi	)	22	89
Equipment maintenance service fees	(vii	)	29	20
Construction and related service fees	(viii	)	132	104
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(ix	)	60	26
Prepaid card sales commission income	(x	)	142	86
Prepaid card sales commission expenses	(x	)	155	79
Technology platform development and maintenance service income	(xi	)	25	9
Telecommunications lines maintenance service fees	(xii	)	22	19
Interest paid/payable	(xiii	)	253	462

Notes:

(i)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through China Mobile Group.

(ii)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection charges represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which is to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through China Mobile Group.

(iii)	Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group’s mobile switching centres together and with other mobile switching centres of the China Mobile Group.

(iv)	Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company’s subsidiaries in the PRC.

(v)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(vi)	Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company’s subsidiaries.

(vii)	Equipment maintenance service fees represent the amounts paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company’s subsidiaries.

(viii)	Construction and related service fees represent the amounts paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Company’s subsidiaries.

(ix)	This represents payments made by Hebei Mobile to acquire transmission towers from relevant subsidiary of China Mobile and expenses paid or payable to relevant subsidiary of China Mobile for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payments made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile, in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(x)	Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company’s subsidiaries or paid/payable by the Company’s subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(xi)	Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile Group in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service centre platform.

(xii)	Telecommunications lines maintenance service fees represent the amounts paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

(xiii)	Interest paid/payable represents the interest paid or payable to China Mobile and China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

18. Commitments

(a)	Capital commitments

Capital commitments outstanding not provided for in the financial statements were as follows:

	Unaudited At 30 June 2004	Audited At 31 December 2003
	RMB million	RMB million
Commitments in respect of land and buildings
— authorised and contracted for	1,140	911
— authorised but not contracted for	2,483	2,751

	3,623	3,662

Commitments in respect of telecommunications equipment
— authorised and contracted for	12,570	6,622
— authorised but not contracted for	16,545	28,886

	29,115	35,508

Total commitments
— authorised and contracted for	13,710	7,533
— authorised but not contracted for	19,028	31,637

	32,738	39,170

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
At 30 June 2004
Within one year	994	2,053	283	3,330
After one year but within five years	2,628	565	182	3,375
After five years	1,377	81	90	1,548

	4,999	2,699	555	8,253

At 31 December 2003
Within one year	1,007	3,786	245	5,038
After one year but within five years	2,558	2,978	255	5,791
After five years	1,324	253	167	1,744

	4,889	7,017	667	12,573

19. Post balance sheet events

On 1 July 2004, the acquisition of the entire issued share capital of Neimenggu Mobile (BVI) Limited, Jilin Mobile (BVI) Limited, Heilongjiang Mobile (BVI) Limited, Guizhou Mobile (BVI) Limited, Yunnan Mobile (BVI) Limited, Xizang Mobile (BVI) Limited, Gansu Mobile (BVI) Limited, Qinghai Mobile (BVI) Limited, Ningxia Mobile (BVI) Limited, Xinjiang Mobile (BVI) Limited, Beijing P&T Consulting & Design Institute (BVI) Limited and China Mobile Communication (BVI) Limited from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$3,650,000,000 (equivalent to RMB30,210,000,000) was completed.

Discussion of selected items in the interim results

1.	Robust Cash Flow and Solid Capital Structure

As a result of encouraging business growth, active cost controls and the realization of the benefits of economies of scale, the Group continued to record strong free cash flow in the first half of 2004. The Group’s free cash flow (net cash flow from operating activities after deducting capital expenditure incurred) for the first six-month period of 2004 was RMB29,019 million. As at 30 June 2004, the total cash and bank balances of the Group were RMB73,738 million (before payment of initial consideration of US$2,000 million for acquisition of the ten mobile telecommunications companies and other telecommunications assets completed on 1 July 2004), of which 87.5 per cent., 3.4 per cent. and 9.1 per cent. were denominated in RMB, US dollars and Hong Kong dollars, respectively. As at 30 June 2004, the Group’s debt to capitalization ratio (capitalization represents the sum of total debt and shareholders’ equity) was 15.2 per cent. Upon the completion of acquisition of the ten mobile telecommunications companies and other telecommunications assets on 1 July 2004, the Group’s debt to capitalization ratio was 20.6 per cent.

At the end of June 2004, short-term and long-term borrowings of the Group totaled RMB38,365 million, representing a decrease of RMB6,235 million from year-end 2003. Of the Group’s borrowings, 24.5 per cent. will mature within one year, 15.6 per cent. will mature after one year but within two years, 7.8 per cent. will mature after two years but within five years, and 52.1 per cent. will mature after five years. 45.9 per cent. and 54.1 per cent. of the borrowings were denominated in RMB (mainly represented by RMB denominated bonds, bank loans and finance leases) and US dollars (mainly represented by US dollar fixed rate notes, convertible notes and the balance of deferred consideration for the acquisition of the eight provincial mobile telecommunications companies in 2002), respectively. 45.6 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings, including capitalized interest) of the Group was approximately 4 per cent. in the first half of 2004, whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 35 times.

The Group will continue to pursue prudent financial policies, strictly control financial risks, maintain its strong cash-flow generating capability, realize its competitive advantages, allocate its resources in a scientific manner, maintain debt at a sustainable level, lower its overall cost of capital and reinforce and develop favourable economic efficiency, with a view to generating greater returns for our shareholders.

2.	Capital Expenditure

Capital expenditure for the first half of 2004 totaled approximately US$2.7 billion, which was mainly used for the construction of GSM networks, support systems, transmission facilities, infrastructure buildings and for the development of new technologies and new businesses. Capital expenditure was financed primarily by cash flow generated from operations.

3.	Personnel Expenses

The Group augmented its efforts in human resources reform and enhanced closed-loop management of budget, performance evaluation and remuneration. While retaining and attracting talented staff, personnel expenses were satisfactorily controlled. Personnel expenses for the period were RMB4,307 million, representing an increase of 10.4 per cent. over the same period last year. In addition, personnel expenses only represent 5 per cent. of the Group’s total operating revenue, which remains the same as that of the same period last year. The Group employed a total of 65,839 employees as of 30 June 2004. In order to align the interests of staff with those of shareholders, the Company adopted a share option scheme to grant share options to employees. Further details of the share option scheme and the share options granted are set forth in Note 16 of the “Notes to the Unaudited Interim Financial Statements” and in the section “Other Information — Directors’, Chief Executive’s and Employees’ Rights to Acquire Shares” in the interim report to be sent to shareholders.

Purchase, sale or redemption of the company’s listed securities

During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

Audit Committee

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim financial statements for the six months ended 30 June 2004.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company was not at any time during the six months ended 30 June 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the Company’s Articles of Association.

Compliance with the Model Code

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2004 to 30 June 2004.

Closure of register of members

The register of members of the Company will be closed from 8 September 2004 to 10 September 2004. During this period, no transfer of shares will be registered. In order to qualify for the 2004 interim dividend, all transfers of share accompanied by the relevant share certificates must be lodged with the Company’s Share Registrars, Hong Kong Registrars Limited, at Rooms 1901—5, 19th floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:00 p.m. on 7 September 2004. The interim dividends will be paid on 17 September 2004 to those shareholders on the register of members on 10 September 2004.

Forward-looking statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the ”SEC”) and in the Company’s other filings with the SEC.

Publication of interim results on the website of The Stock Exchange of Hong Kong Limited and the Company

The 2004 Interim Report will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited’s website at http://www.hkex.com.hk and the Company’s website at http://www.chinamobilehk.com.

The 2004 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2004 but is derived from the condensed financial statements for the six months ended 30 June 2004 to be included in the 2004 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.